October 16, 2006

Mr. Larry Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NW
Washington, DC 20549

Re:	Prospect Energy Corporation
Preliminary Schedule 14A
Filed October 6, 2006
File No. 814-00659

Dear Mr. Green:

     In response to the verbal comments you provided to us on Wednesday, October 11, 2006, we have filed on EDGAR a response letter as well as a revised preliminary Schedule 14A.

     Please contact me at (212) 878-8489 or Robert Bell at (212) 878-3467 at your earliest convenience to discuss any questions or concerns you may have. We plan to file our definitive Schedule 14A as soon as you advise us that we have satisfied your comments.

Sincerely,

Leonard B. Mackey, Jr.

October 16, 2006

Mr. Larry Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NW
Washington, DC 20549

Re:	Prospect Energy Corporation
Preliminary Schedule 14A
Filed October 6, 2006
File No. 814-00659

 Dear Mr. Green:

     We are filing this letter in response to the verbal comments you provided to us on October 11, 2006, regarding the preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy Statement”) by Prospect Energy Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”) on October 6, 2006. Below we have restated in italics the comments provided to us and have describe the changes made to the Preliminary Proxy Statement in response to these comments, as well as provided any responses to or any supplemental explanations of such comments, as requested.

     These changes are reflected in revised Preliminary Proxy Statement, which we filed on EDGAR on October 16, 2006.

1.	Please respond in writing to the verbal comments and file your response as correspondence on EDGAR separate from the filing of a revised Preliminary Proxy Statement. The written response should include the appropriate “Tandy” language and be accompanied by a cover letter.

We have complied with this comment and the Company acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	If required by the proxy rules, the proxy statement should have a description of the company’s proxy voting policy.

We respectfully submit that it is our understanding that the proxy rules do not require a description of the Company’s proxy voting policy.

3.	With respect to the description of quorum requirements, please describe how shares would be voted on a proposed adjournment of a meeting if the shares were broker non-votes or abstentions.

We have complied with this comment on page 2 of the Preliminary Proxy Statement.

4.	Please disclose that the nominees for election of directors have consented to serve if elected.

We have complied with this comment on page 5 of the Preliminary Proxy Statement.

5.	Please correct the apparent typographical error in the description of the audit fees (i.e., the language that says “fiscal year quarter”).

We have complied with this comment on page 14 of the Preliminary Proxy Statement.

6.	Please state in the proxy statement that the company is a closed-end investment company that has elected to be treated as a business development company under the Investment Company Act.

We have complied with this comment on page 15 of the Preliminary Proxy Statement.

7.	Disclose that there is no limit on how far below NAV shares may be sold as well as the potential consequences to stockholders from this fact.

We have complied with this comment on page 17 of the Preliminary Proxy Statement.

8.	Please expand the discussion of the potential dilutive effect of the sale of shares below net asset value.

We have complied with this comment on page 17 of the Preliminary Proxy Statement.

9.	Please revise the language appearing on the proxy card in block capital letters so that it is provided in regular capitalization.

We have complied with this comment on page 12 of the Preliminary Proxy Statement.

10.	With respect to the language on the proxy card as well as in various places in the proxy statement in which it is indicated that the proposal to sell shares below NAV was to “authorize flexibility for the Company, pursuant to approval of the Board of Directors” to sell shares below NAV, please either delete the quoted language or explain what it means.

As discussed during our telephone conversation, we respectfully submit that the above stated language is not intended to provide the Company with any greater authority to issue shares below NAV than provided by the statutory provision on which the Company is relying in making the proposal. This language is merely intended to present the proposal to stockholders in a favorable light by indicating that it is an authority that only can be taken advantage of with the approval of the Board.

     Please contact me at (212) 878-8489 or Robert Bell at (212) 878-3467 at your earliest convenience to discuss any questions or concerns you may have. We plan to file our definitive Schedule 14A as soon as you advise us that we have satisfied your comments.

Sincerely,

Leonard B. Mackey, Jr.